July 24, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People   s Republic of China

       Re: WeRide Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 9, 2024
           CIK No. 0001867729
Dear Tony Xu Han:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Continued investment in technology, page 97

1. We note your response to prior comment 2 and your new disclosure on pages 97 and 98 that states, "Currently, WeRide One is at running stage as the foundation model and technological backbone of our operating fleet." Please clarify whether technical feasibility has been achieved and whether you have the ability to use or sell WeRide One.
Results of Operations, page 104

2.     We note your response to prior comment 5 and your new disclosure on page
105.
       However, your new disclosure does not discuss the challenging macroeconomic environment in the jurisdictions where you have sales. Specifically, what were the
 July 24, 2024
Page 2

       underlying macroeconomic issues in 2023 and why did they improve in 2024. Disclose how you know the budgets of your potential business partners and why their budgets for your products shifted from 2023 to 2024.
Consolidated Financial Statements
Consolidated Statements of Profit or Loss, page F-3

3. We note your response to comment 13 in our letter dated May 15, 2023. Based on the information provided in your response, we note that interest income and the majority of net foreign exchange gains (losses) resulted from capital raising activities. It is not clear that net foreign exchange gains (losses) and interest income are similar in nature and function to your operations that generate your primary sources of revenue. As such,
       certain components that you have included to arrive at    Operating Loss
   as presented in
       your Consolidated Statement of Profit or Loss do not appear to be representative of
       activities that would normally be regarded as    operating.    Please
revise accordingly.
Notes to the Consolidated Financial Statements
1 General information and basis of presentation
Inventories, page F-24

4. We refer to disclosure on page 113 which states increase in inventories was driven by increased stocking for foreseeable purchase orders and materials for research and development activities. Please explain why materials for research and development activities are included in inventories.
36 Subsequent events, page F-78

5. We note you issued Series D Preferred Shares on June 27, 2024 and new options were issued in June 2024. Please update your subsequent event footnote for material transactions that occurred post balance sheet date.
General

6. Please include a risk factor relating to the risk that the Company may be considered an
          investment company    under the Investment Company Act of 1940, as
amended (the
          Act   ). Please provide a draft copy of such risk factor with your response.
7. Your responses to prior comments 10 and 11 are based on financial information through
       December 31, 2023. Please update your responses to provide financial information as of the end of the last preceding fiscal quarter. (See, e.g., Section 2(a)(41)(A) of the Act).
8. Your responses to prior comments 13, 14, and 15 are based on financial information through December 31, 2023. As required by Rule 3a-8, please update your responses to provide financial information for the last four fiscal quarters.
9.     Prior comment 13 requested that the Company identify with specificity
the Company   s
       relevant research and development expenses for the last four fiscal quarters and provide a
       legal analysis of why, in the Company   s view, each such expense should
be considered a
       research and development expense under Rule 3a-8(b)(9). The Company   s
response was
       conclusory and lacked sufficient factual and legal detail for the Staff to assess whether the expenses identified are research and development costs as defined in FASB ASC Topic
       730, Research and Development. Accordingly, we are reissuing the comment.
 July 24, 2024
Page 3

10.    Prior comment 14 requested, in connection with the Company   s analysis
under Rule 3a-
       8(a)(2), that the Company provide an income statement for the last four fiscal quarters
       identifying the Company   s net income derived from investments in
securities as a
       proportion of the Company   s research and development expenses. In
connection with
       providing the updated financial information requested in question 3 above, please confirm
       that time deposits are included in the Company   s calculation of
investments in
       securities    and identify the category or line item on updated Appendix
D in which the
       time deposits (and other income from    investments from securities   )
are included.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology